
September 9, 2024

Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
99 Water Street
28th Floor
New York, NY 10038

        Re: Seaport Entertainment Group Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed September 5, 2024
            File No. 333-279690

Dear Anton D. Nikodemus:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1, Filed September 5, 2024

Material U.S. Federal Income Tax Consequences, page 165

1.   Because it appears that counsel is providing a short-form tax opinion, revise this section to state that it constitutes counsel's opinion, and revise counsel's opinion to confirm that the discussion in the prospectus under this subheading constitutes its opinion, rather than stating that is constitutes an accurate summary. Refer to Staff Legal Bulletin No. 19 at our web-site for guidance.

Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Julian Kleindorfer